Annual Report

2022
Highlights





METTLER TOLEDO

METTLER TOLEDO

METTLER TOLEDO (NYSE:MTD) is a leading global supplier of precision instruments and services. We have strong leadership positions in all of our businesses and believe we hold global number-one market positions in most of them. We are recognized as an innovation leader and our solutions are critical in key R&D, quality control, and manufacturing processes for customers in a wide range of industries including life sciences, food, and chemicals. Our sales and service network is one of the most extensive in the industry. Our products are sold in more than 140 countries and we have a direct presence in approximately 40 countries. With proven growth strategies and a focus on execution, we have achieved a long-term track record of strong financial performance.

$3.920 billion
Sales

30.4%
Adjusted Operating Profit Margin

$39.65
Adjusted Earnings per Share

$781 million
Free Cash Flow

~18,000
Workforce

On the cover: The SevenDirect Advanced line of pH meters provides accurate measurements of pH, ion concentration, and conductivity of almost any sample. Their ease of use, data handling options, and robust design are ideal for a variety of applications and industries. METTLER TOLEDO is a global leader in precision laboratory instruments.

Financial Highlights

2022 At-a-Glance

+11%
Local currency sales growth

+190 basis points
Adjusted operating profit margin expansion

+17%
Adjusted EPS growth

-5%
Free cash flow

Sales
($ in millions)



Local Currency CAGR 6% [1]

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2,342	2,379	2,486	2,395	2,508	2,725	2,936	3,009	3,085	3,718	3,920

Sales by Customer Destination



40% Americas   26% Europe   34% Asia and Other

Adjusted Operating Profit Margin [2]
(in %)



18.8 … 30.4

Adjusted Earnings per Share [2]
(in dollars)



CAGR 15%

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
9.67	10.58	11.72	12.92	14.80	17.57	20.32	22.77	25.72	34.01	39.65

Free Cash Flow [2]
($ in millions)



CAGR 12%

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
254	285	343	365	347	415	456	531	648	822	781

[1] CAGR in USD for the period 2012 – 2022 is 5%.

[2] Represents non-GAAP financial measure; a reconciliation to U.S. GAAP metrics is provided in the appendix.

Providing Solutions
Across Our Customer's Value Chain



Scale-up and Production

R&D Laboratory

Quality Control Lab

R&D Laboratory

Our precise instruments are the foundation of research and quality control labs all over the world. High-performance weighing solutions offer a basis for solid R&D results. Pipettes are an essential tool for life science research. Thermal analysis instruments help to improve materials and their thermal behavior. Automated chemistry solutions accelerate the development of new chemicals.

Quality Control Lab

Quality control relies on fast and precise analytical measurement as well as good data management. Our analytical balances, titrators, pH meters, density meters, refractometers, melting point meters, pipettes, and UV/VIS spectrophotometers can be tailored to each customer's application. Together with LabX software, our instruments provide a fully documented workflow for every quality control lab.

Scale-up and Production

Our sensors for measuring critical liquid analytical parameters, such as pH and oxygen levels and water conductivity and resistivity as well as total organic carbon, enable pharmaceutical, biotech, and other companies to continuously ensure product quality and meet regulatory standards. Our transmitters and connectivity solutions make data collection and integration into control systems efficient and flexible.








Production and Filling   Packaging   Logistics   Food Retail

Production and Filling

We offer highly robust and durable industrial scales and terminals in all sizes, formats, and capabilities to monitor and control various manufacturing processes including applications for counting, formulation, and weight-based quality control. Software programs help increase productivity, improve product quality, and enhance the yield of manufacturing processes.

Packaging

Product inspection solutions help to safeguard product quality, safety, and integrity, inside and out. Our systems for metal detection, check-weighing, x-ray, and vision inspection provide confidence that product quality is maintained, compliance with industry standards is achieved, and consumers and brands are protected.

Logistics

Our vehicle scale systems offer the highest level of accuracy and can prevent unexpected downtime thanks to a unique design and remote diagnostics capabilities. For express and freight carriers, in-motion weighing and dimensioning solutions provide revenue recovery opportunities at highest throughputs and read rates.

Food Retail

From retailers' receiving docks to their checkout counters, we enhance efficient handling of fresh goods with weighing, packaging, pricing, wrapping, and labeling solutions. Connected scales greatly facilitate in-store marketing, fresh item management, promotions, and more.











Patrick Kaltenbach
President and
Chief Executive Officer

Dear Fellow Investors

2022 was another year where our company's unique strengths and culture of execution led to strong performance and success in overcoming significant external challenges. Our team's resilience and agility to quickly react and adapt to the changing environment allowed us to meet customer demand, gain market share, and deliver robust financial results.

We capitalized on continued good growth across most of our end markets and benefited from our customers' strong interest in our innovative solutions that support their needs for automation and digitalization. Our supply chain became an even greater competitive advantage as we were able to navigate sudden challenges like the war in Ukraine and lockdowns in China, while our productivity and pricing programs offset significant inflationary pressures. I am convinced the diligent execution of our initiatives and innovation in our products and sales and marketing will continue to serve us well in the future.

2022 Financial Highlights

We had exceptional performance across key financial metrics in 2022:
- Sales were $3.920 billion, an increase of 11% in local currency over 2021.
- Adjusted Operating Profit was $1.192 billion, reflecting growth of 13%. Our Adjusted Operating Profit margin exceeded 30% for the first time and expanded 190 basis points versus the prior year.
- Adjusted EPS was $39.65, up 17%. Adverse foreign currency is estimated to have reduced Adjusted EPS by approximately 6%.
- Free cash flow was $781 million.

Our local currency sales growth was excellent and included growth in most business areas and regions. We had robust local currency sales growth in the Americas and Asia and very good growth in Europe despite a headwind from ceasing shipments to Russia. We saw strong results from our Laboratory and Industrial businesses. Our Adjusted Operating Profit grew 13%, or 18% when excluding unfavorable foreign currency.

Our pricing program was highly effective in mitigating significant inflationary headwinds, while at the same time allowing us to strategically invest in R&D and other important areas. Our margin and productivity initiatives also helped us address inflationary challenges and a substantial currency headwind.

Free cash flow was negatively impacted by supply chain constraints, requiring us to hold a higher level of inventory than we had expected. Our agility in sourcing critical components, redesigning products, and effectively utilizing our global supply chain proved to be an important advantage as we were able to serve customers better than many of our competitors. Improving supply chain conditions should lead a return to more normal inventory levels in 2023.

Our strong operating results allowed us to make key investments in innovation, growth initiatives, and productivity improvements. We will continue to return our excess cash flow beyond our needs to shareholders through our share repurchase program.

Focused on Our Best Growth Opportunities

Our end markets were generally favorable in 2022, including very good growth across most markets and geographies. Our competitive position has grown stronger as we have enhanced our sophisticated sales and marketing programs that guide our sales teams to the most attractive growth opportunities.

Our sales and marketing organization executed extremely well, leveraging our Spinnaker program to help us target our most promising pockets of growth. Our team continues to reallocate resources to higher-potential end markets and opportunities in "hot" growth segments such as lithium batteries, semiconductors, and sustainable materials to name a few. Our sales teams have expanded our cross-selling efforts by using our growing portfolio of digital tools and resources such as eDemos, digital libraries, value selling guides, and eLearning that have been clear differentiators and facilitators of increased customer interaction.

Sales project alerts continued to be a great source of insights for our sales teams over the year. These TopK alerts provide tailored, actionable information about potential sales opportunities. The alerts are based on unique and proprietary data analytics and leverage our extensive data sources. We will make additional enhancements to the program this year.

We continue to expand our digital tools for customers including e-commerce solutions for digital stores and punch-out solutions for larger customers that simplify their purchasing processes. We also offer customer portals where customers can directly manage the products they buy from us, with tailored content manuals, software upgrades, guided support for services, and more. We will continue to add to this with smart solutions that can, for example, propose or schedule services for specific instruments or reorder consumables based on projected consumption. Our connected devices strategy with flexible and comprehensive interfacing capabilities empowers our customers' internet of things strategies, and our software solutions help them turn data into important insights.

Providing Exceptional Customer Service

Our Service business delivered excellent results in 2022. Our ability to continue to serve customers during these challenging past few years has led to steady increases in our Net Promoter Scores, which are customer evaluations of services after they are provided. Service remains an important contributor to our profits and a key competitive advantage as customers that utilize our service are more likely to purchase our instruments, and our service relationships give us meaningful insights into customer applications and future needs.

We have made good progress in recent years in selling service contracts at the point of sale. Our service contracts and calibration services help customers achieve full compliance with regulations, provide cost savings, and ensure product quality. Big data analytics is also helping drive growth in services through greater penetration of our installed base, while also enhancing productivity via territory optimization. We continue to see opportunities to further optimize our service processes to enhance our customers' experience, increase service productivity, and improve our people development.

Extending Our Leadership in Innovation

Innovation will always be at the forefront of all we do. Continued innovation expands our technology leadership, drives market share gains, and stimulates replacement demand. We lead our industry in innovation, and our product portfolio has never been stronger. New product development is important to our growth and margin expansion initiatives, and we have accelerated certain investments to capture these opportunities.

Recent innovations have been well received by customers that increasingly seek advanced solutions for enhancing automation, improving productivity, and increasing compliance with stringent data integrity requirements, both in the lab and production environment. Our R&D activities have been aimed directly at meeting these needs. Our Laboratory and Industrial businesses recently launched several new and updated products with a focus on automation, connectivity, and data integration features.

An excellent example is our new automated titration solution. Titration requires fast and precise handling of samples for analysis. Our solution enables automated sample preparation, precise dilution, and highly accurate dispensing, allowing for the continuous processing of complex workflows. Our industry-leading software, LabX, ensures that all data generated as part of workflow measurements are recorded in real time with a strong level of data integrity.



The SevenDirect Advanced pH meters feature a large touchscreen, an EasyPlace sensor arm, unique buffer sachets, and a robust design that make them easy to use and keep clean.









Our new IND360 Automation Weight Indicator for production applications is an ultra-fast weighing terminal with pre-programmed applications for filling, dosing, and tank weighing. The instrument saves customers valuable engineering time and allows for rapid integration into their factory automation systems. Pharma/biopharma, food, and chemical are attractive end-user applications. These are just a few examples highlighting the innovation across our broad portfolio.

Turning Supply Chain Challenges Into a Competitive Edge

Unprecedented logistics and component availability challenges continued to plague our global supply chain in 2022; however, our team responded extremely well and supported customers with relatively minimal disruption. Our ability to continue to support customers has been a competitive advantage that has allowed us to gain additional market share and strengthen our brand.

SternDrive, our operational excellence program, also made good progress this year despite supply chain disturbances and delivered on its objectives of cost savings, improved operational performance, and higher customer satisfaction. The program mitigates cost pressures and continues to be a key source of operational excellence. Our upcoming Wave 3 launch will help us continue to invest for long-term growth, with advanced approaches around value engineering, strategic make or buy assessments, smart manufacturing, and back-office process automation.

Blue Ocean, our system and process harmonization program, is proving to be an important advantage as it allows real-time data and insights, which supported the success of our pricing and SternDrive programs in 2022. Through a single common platform, Blue Ocean provides us significant transparency to make better business decisions, faster. The rollout of Blue Ocean is nearing completion, with France launching this year and a handful of small units and recent acquisitions close behind. Blue Ocean is also a critical platform for us to scale new business models and enhance our digital solutions for customers.

Building on Our Strong ESG Track Record

We have long been committed to sustainable development across broad environmental, social, and governance (ESG) aspects through our GreenMT sustainability program. Recent major accomplishments include achieving carbon neutrality with respect to Scope 1 and 2 emissions and sourcing 100% renewable electricity.

While we have an excellent track record in ESG, we have set further ambitious targets for the future. In early 2022, we committed to absolute emission reduction targets, covering Scope 1, 2, and 3 emissions, consistent with the criteria issued by the Science Based Target initiative. Our sustainability efforts are positively recognized by the industry's most respected ratings agencies.

Our GreenMT program is also focused on making strides across important social and governance topics, including expanding the diversity of talent across our organization. We are excited about our progress and consider our sustainability efforts another example of how METTLER TOLEDO focuses on the long term to enhance the value of our franchise.

With its unbreakable X-Chip, the InPro X1 is the first food-safe, in-line digital pH sensor that can withstand harsh cleaning processes without sacrificing accuracy or longevity.


METTLER
TOLEDO


1950
2022
METTLER
TOLEDO
InPro® X1 HLS-N200-K120
pH 0...14, 0...80°C (100°C)
Order No. 30 389 700


METTLER
TOLEDO
InPro® X1 HLS-N200-K120
pH 0...14, 0...80°C (100°C)
Order No. 30 389 700


ISM

Confidence in Our Amazing Team

METTLER TOLEDO is stronger than ever, and we remain focused on the things we can control through the diligent execution of our initiatives. I feel very good about the long-term growth opportunities across our key end markets, as well as our team's agility in pivoting to the most attractive pockets of growth in other segments. Our innovative product portfolio, excellent sales and marketing programs, and best-in-class operating initiatives give me great optimism in the future.

As we look ahead through 2023, we expect to face continued uncertainty in the global economy and challenging multi-year sales growth comparisons. Our ability to demonstrate resilience and agility during difficult times is an important signature of our culture. I am confident we will be able to react quickly to the new challenges and opportunities that arise so we can continue to gain share and deliver solid results.

We remain thankful for the faith our customers have placed in us as a trusted provider of innovative solutions. Deep gratitude also goes to our amazing global team of employees; we could not have achieved these exceptional results without their dedication and teamwork, which have been nothing short of remarkable and continue to define our unique culture. In short, I believe who we are is why we win!

We look forward to continuing METTLER TOLEDO's strong track record of growth, and we offer special thanks to you, our shareholders, for your continued support and confidence in our Company and our team.

Sincerely,

Patrick Kaltenbach
President and CEO

February 10, 2023



The IND360 is an ultra-fast weighing indicator that helps customers vastly improve productivity and quality and save engineering time in automated production processes such as filling and tank weighing.









Appendix

GAAP to Non-GAAP Measure Reconciliation

Dollars in Millions	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
GAAP consolidated net sales	$2,342	$2,379	$2,486	$2,395	$2,508	$2,725	$2,936	$3,009	$3,085	$3,718	$3,920
Local currency (LC) sales growth	4%	1%	5%	3%	7%	8%	6%	5%	2%	18%	11%
Foreign exchange impact	-3%	1%	-1%	-7%	-2%	1%	2%	-3%	1%	3%	-6%
Reported USD Sales Growth	1%	2%	4%	-4%	5%	9%	8%	2%	3%	21%	5%

Operating Margin % Reconciliation	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Earnings before tax (GAAP)	$383	$403	$445	$463	$504	$574	$652	$681	$749	$949	$1,071
Amortization	21	25	29	31	36	43	48	50	57	63	66
Interest expense	23	23	25	27	28	33	35	37	39	43	55
Restructuring charges	17	20	6	11	6	13	18	16	11	5	10
Other charges (income), net	1	3	2	(1)	8	(6)	(22)	(6)	(14)	(3)	(9)
Pension reclassification	(4)	(6)	(15)	(13)	(10)	0	0	0	0	0	0
Adjusted Operating Income (non-GAAP)	$440	$467	$492	$519	$573	$657	$731	$778	$841	$1,058	$1,192
Adjusted Operating Income % of Sales	18.8%	19.6%	19.8%	21.7%	22.9%	24.1%	24.9%	25.9%	27.2%	28.5%	30.4%

Earnings Per Share (EPS)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
GAAP earnings per share (EPS)	$9.14	$9.96	$11.44	$12.48	$14.22	$14.24	$19.88	$22.47	$24.91	$32.78	$38.41
Purchased intangible amortization, net of tax	$0.14	$0.12	$0.13	$0.14	$0.18	$0.27	$0.39	$0.43	$0.46	$0.70	$0.87
Restructuring charges, net of tax	$0.39	$0.49	$0.15	$0.30	$0.18	$0.38	$0.56	$0.50	$0.35	$0.18	$0.34
Acquisition (gain) cost, net of tax					$0.03	$0.05	($0.74)			$0.35	$0.03
Tax items (reform: US '17-'18, Swiss '19)						$2.73	$0.14	($0.63)			
Other		$0.01			$0.19	($0.10)	$0.09				
Adjusted EPS (non-GAAP)	$9.67	$10.58	$11.72	$12.92	$14.80	$17.57	$20.32	$22.77	$25.72	$34.01	$39.65

Corporate Information

Corporate Offices

Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240-4035
Phone 614-438-4511

Im Langacher 44
CH-8606 Greifensee, Switzerland
Phone +41-44-944 22 11

www.mt.com

Transfer Agent and Registrar

Computershare Trust Company N.A. acts as primary Transfer Agent and Registrar for the Company. Questions should be sent to:

Computershare
P.O. Box 505000
Louisville, KY 40233
Phone 866-322-7862
www-us.computershare.com/investor

Annual Meeting

The annual meeting of shareholders will be held at 8 a.m. on Thursday, May 4, 2023. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about March 15, 2023.

Investor Relations

Direct requests for information to:

Adam Uhlman
Investor Relations
1900 Polaris Parkway
Columbus, Ohio 43240-4035
Phone +1 614-438-4794
adam.uhlman@mt.com

Officers

Patrick Kaltenbach
President and
Chief Executive Officer

Marc de La Guéronnière
Europe and North America

Jonas Greutert
Product Inspection

Stefan Heiniger
Laboratory

Gerry Keller
Process Analytics

Christian Magloth
Human Resources

Elena Markwalder
Industrial

Michelle Roe
General Counsel

Shawn P. Vadala
Chief Financial Officer

Oliver Wittorf
Supply Chain and IT

Richard Wong
Asia / Pacific

Board of Directors

Robert F. Spoerry
Chair of the Board
Director since 1996

Wah-Hui Chu*
Retired Non-Executive Chair – Asia,
PepsiCo International
Director since 2007

Roland Diggelmann
Former CEO,
Smith & Nephew plc
Director since 2022

Domitille Doat-Le Bigot
Chief Digital Officer,
Eurazeo
Director since 2020

Olivier A. Filliol*
Former President and Chief Executive Officer,
Mettler-Toledo International Inc.
Director since 2009

Elisha W. Finney
Retired CFO,
Varian Medical Systems Inc.
Director since 2017

Richard Francis
Chief Executive Officer,
Teva Pharmaceutical Industries Ltd.
Director since 2016

Michael A. Kelly
Retired Executive Vice President –
Electronics and Energy,
3M Company
Director since 2008

Thomas P. Salice
Co-Founder and Managing Member,
SFW Capital Partners, LLC
Director since 1996

Ingrid Zhang
President, China – Innovative Medicines,
Novartis
Director since 2023

*Will not stand for re-election in May 2023

www.mt.com